Issuer Free Writing Prospectus dated December 27, 2021

Filed Pursuant To Rule 433

Registration No. 333-255424

[Transcript of Liquidity and Opportunity Zone Investing, Publicly Traded Opportunity Zone Fund CPA Academy Webinar from December 22, 2021]

Jasmine: Hello everyone and welcome to another webinar from CPA Academy. My name is Jasmine, and I’ll be your moderator for today’s event, Liquidity and Opportunity Zone Investing, Publicly Traded Opportunity Zone Fund. Our presenters for today are Brandon Lacoff and Cody Laidlaw. Before we get started though, I just want to do a quick check to make sure everything is working out on your end in the audience. Please head over to the questions box on your Go-To Webinar side panel and type me a quick message to let me know that you can hear my voice and see the title slide. Also, feel free to let me know what city you’re listening in from, I always enjoy seeing that coming in from all over the world. Now, while we’re collecting those responses, please note that this questions box is your main communication vehicle for the presentation. This is where you’ll let me know if you have any technical trouble during the broadcast, or if you have any comments or questions for our presenters today. We’ll do our best to get around to you all as quickly as possible.

Alright, I see you guys chiming in from, Memphis, Tennessee, Sarasota Florida, Tampa, El Paso Texas, nice. Thanks so much for confirming. Now that we know everything is working, let’s go through some housekeeping. This is a one CPE or one CE webinar. The way that you earn that credit is fairly straightforward. Just stay logged in for fifty minutes, that’s five O minutes and answer the poll questions. We’ll have four polls today, and to earn full credit, you’ll need to answer at least three of them. As always though we encourage you to answer as many polls and as quickly as possible. It’ll be so interesting to see all the results from across the audience. Now finally, an archive recording of today’s webinar, along with your CPE credit will be available in your CPA Academy accounts within 24 hours. We also recommend that you download today’s presentation materials, which can be found in the control panels handouts tab. Now that we’re all set, let’s welcome our first speaker Cody, our attendees are ready and the floor is all yours.

Cody Laidlaw: Perfect. Thank you very much Jasmine, and good afternoon everybody. So before we get started, I have to read this disclaimer, so bear with me. So today’s presentation may include statements that are forward-looking statements within the meaning of the federal securities laws. Any forward-looking statements expressed in this webinar are made in good faith, and we believe there is a reasonable basis for them. However, there are a number of risks, uncertainties and other important factors, many of which are difficult or impossible to predict, that could cause actual results to vary materially from the forward-looking statements expressed in this webinar. Except as otherwise required by law, we will not update or revise any forward-looking statements to reflect subsequent events. Belpointe PREP has filed a registration statement with the SEC for the offer and sale of up to $750 million dollars’ worth of its Class A units. Investing in Belpointe PREP’s Class A units involves a high degree of risk, including a complete loss of your investment. You should read Belpointe PREP’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and its offering. Prior to making an investment decision, you should carefully consider Belpointe PREP’s investment objectives and strategy, risk factors, fees, expenses, and any tax consequences that may result permanent investment in Belpointe PREP’s Class A units. You can obtain a copy of Belpointe PREP’s prospectus and other filings on the SEC’s website, on our website at belpointeoz.com, or by contacting me via phone at 203-883-1944 or by email at claidlaw@belpointe.com, which will also be included at the end of today’s presentation. With that, I’ll pass it off to our CEO, Brandon Lacoff.

Brandon Lacoff: Thank you, Cody. I appreciate you reading all that, its a lot of disclosure, but necessary for being a publicly traded company. So today, I want to spend the first 10 minutes or so just giving people a high-level background on opportunity zone, what the regulations are. I don’t want to spend too much time there, because there’s a lot to go over regarding our stock, and then we’ll go over some assets that we’ve invested in, and then also at least maybe 10, 15 minutes at the end for questions. If people do have questions throughout the webinar, please put them in the question box or email Cody, and we’re going to try to get to as many questions as we can.

If we don’t get to all the questions, we will email you the answers after the webinar within 24 hours, so again, if you have any questions throughout the webinar, please put those questions in the question box or email Cody at claidlaw@belpointe.com. So, let’s start. So a little background on us before we talk about the OZ program. Like Cody said in this offering we’re raising an additional $750 million in this offering. We’ve already raised about $120 million in the previous offering, and we plan to continue to raise capital as there’s tax benefits of OZ, but also as we keep on making quality investments throughout the country. Our company, we’re a private equity real estate funds out of Greenwich, Connecticut. We have offices around the country from California to Florida, and we don’t just do real estate, we are invested in other things like stocks and bonds, and our financial services side of the business. That business, we manage over $3 billion dollars in public securities, and we’ve invested over a billion dollars in real estate developments through our AvalonBay team and our team for the last 11 plus years.

Since 2012, we’ve raised approximately $236 million, we’ve done over $400 million dollars of investments. Believe it or not, our last funds, we actually had 91% of our investments actually in opportunity zones and that was before opportunity zones were even designated. So we’ve been investing in opportunity zones for many years as they’re high growth markets and we’re excited about the opportunity zones and the tax benefits that come along with opportunity zones. We’re going to get into that right now, so high level, without getting too much into the weeds, there’s over 8,700 census tracts that are opportunity zones, those were designated in 2018 using states’ governors and then verified by the federal government.

These opportunity zones are all over the country. Every state has at least 25 opportunity zones or some states like California that over 800 opportunity zones. To receive the tax benefits of an opportunity zone, the fund itself, like ourselves, we are required to invest 90% of the capital that we raise into opportunity zones and these zones, when we invest in these zones, you have to meet a couple of tests. You either have to, when it comes to real estate, you have to either have ground-up construction in these zones or you have to meet the substantial improvement test. Which means if you have, if you buy a building that’s in the opportunity zone and let’s say you bought that building for $30 million dollars, you’d have to put another $30 million or greater into that property to qualify as a qualified opportunity zone investment. And we’re going to get into that detail, there is actually a third which is unique to us, which is buying stabilized opportunity zone deals, which we’re going to get into later in the presentation, but everybody else is either ground-up construction or meeting the substantial improvement test on renovation.

Now, for the investor to qualify, they have to invest their capital gain, and just the capital gain portion, within 180 days of receiving a capital gain. So once they recognize or realize a capital gain, they have 180 days to reinvest that into an opportunity zone structure. However, there are extensions on 180 days, depending if you receive that capital gain through an entity, a pass-through entity, like an LLC or a partnership or S Corp, then you get an extension on the 180 days and it’s two extensions, you actually get 180 days from the last day of the year or you can have 180 day extension from when their tax return would be due, which typically would be March 15th. So there are extensions for clients who receive the capital gain through an entity, they would have two extra opportunities to reinvest that capital gain.

Now, the capital gain for opportunity zone, different than a 1031, is for any type of capital gain, it could be from stocks, bonds, commodities, cryptocurrencies, artwork, classic cars, jewelry, real estate, so any type of capital gain, as long as you make it within 180 day, one of the 180 day windows, you will receive the tax benefits of opportunity zones. Now, just to be clear, the capital gain that we’re talking about, could be, like I said, can be any capital gain, including short-term capital gains and long-term capital gains. So that’s an important factor that people ask all the time, “can it be a short-term capital gain?” And the answer is yes.

In addition to capital gains, people ask us all the time, “can we invest cash that wasn’t derived from a capital gain?” You can invest in our structure, you just won’t get the tax benefits of opportunity zones. So you only get the benefit of opportunity zones if you’re re-investing capital gain, so that’s an important factor I wanted to spell out.

Here’s a map of that 8,700 plus census tracts that are designated capital gains throughout the country.

So real quick, without spending too much time, want to go over the tax benefits, hopefully everybody understands the tax benefits, if not, we’re going to explain it real quick right now. So if you invest within 180 days of receiving your capital gain, the investor gets to defer their capital gain until the end of 2026. So the capital gain that they’ve received will be non-taxable until 2027, which means there’s no capital gains, it’s deferred for at least five years if you invest by the end of this year. You can invest after this year, you just won’t get a full five years. Your deferral ends at the end of 2026, so it doesn’t matter when you invest before 2027, your capital gain will just end December 31st of 2026. So you got the deferral.

The second benefit is reduction of capital gain and this is why we’re having this webinar now and why it’s so important why we have over 550 attendees today is because this tax benefit is going away if you do not invest by the end of this year. This tax benefit is a reduction of your old capital gain and that reduction is a 10% reduction, but you have to invest by the end of this year and you have to hold it for at least five years to receive this benefit. After this year, this one benefit is eliminated and is no longer available to investors. The third benefit is the elimination of capital gains. The elimination is on the appreciation of the investment, so you make an investment in my stock, my stock rises over the next 10 years, if you sell any time after 10 years, the appreciation of my stock that you invested in is tax-free, you have no tax, no capital gain tax on the appreciation of our stock, as long as you hold our stock for at least 10 years.

The fourth benefit, which is a benefit that people don’t usually talk about, is receiving that same benefits that we talked about in number one, number two, number three, which is the deferral, the reduction and the elimination of capital gains, also at the state level. So here’s a map real quick that shows the states that you receive that tax benefit, both of the federal level and at the state level. However, the five states in red, you do not receive the tax benefit of opportunity zone in those five states. Those states are California, Mississippi, North Carolina, New York and Massachusetts. If a client resides in one of those five states, you only receive the federal tax benefit, you do not receive the state tax benefit for opportunity zone. So that’s an important factor, but if you live in one of the other states, obviously you don’t have to pay capital gains taxes, or you get to benefit of opportunity zone, and you get the elimination of capital gains if you hold 10 years.

So Jasmine, can we get to the first polling question?

Jasmine: Yes, we can, absolutely. I went ahead and launched poll number one, that should be live on every one’s screen now. Poll number one asks, “Have you recommended opportunity zones to your clients?” Please choose one of the four options available and go ahead and cast share a vote in the next 45 seconds. Right, poll number one still live on your screen. Like to leave these polls open for a full minute allow everyone to cast their votes and get their credits. I’ll be closing down poll number one in five, four, three, two, one.

Brandon Lacoff: Great, thank you very much.

Jasmine: Sure, back to you.

Brandon Lacoff: Thank you. Alright, so misspoke, we have over 600 people on this not 550. So on this webinar it’s at 600. So, let’s talk about our structural advantages. So, this slide is one of the most important slides, I think this. and the one following this slide, are probably the most important slides because it really talks about how this structure is different than every other structure. Yeah, we are the first and the only publicly traded structure, but it’s more than just being publicly traded, and what does that mean? And so, first I’m talking about being a PREP, which stands for “public real estate partnership,” and so having actively managed real estate is important, especially by professionals and professionals that we have internally, which are former AvalonBay professionals, which Avalon, if people don’t know, is the largest multi-family development company on the New York Stock Exchange. They are a $30-something billion, I think they’re $33-billion-dollar company.

They started out in Connecticut, two towns over from where we’re headquartered, and they started with I think four or $500 million when they rolled up in 1993, merged with Bay in 1998 and now is a $30-plus billion dollar company. So having that actively managed is important, because like I said earlier in the conversation, is opportunity zones either has to be new construction or meet the substantial improvement test, which means heavy construction. And so, that’s an important factor in opportunity zone investing is make sure you’re mitigating that risk. We’re going to talk more about that later today.

Obviously, having diversification is important. And that’s why having a single pooled structure has multiple assets in locations around the country is important, we’re going to talk about our assets later today. Having the PREP structure, allows us to pass through depreciation to our shareholders, which offsets income, which obviously is another great feature of our structure, and we’re going to get into that in more detail. Our ability to make distributions on equality basis, which obviously everybody likes distributions and making it four times a year is great. Because we’re a publicly traded partnership structure, similar to our REIT, we’re required to distribute 90% of our income that’s operated from operations of our real estate. So that’s an important factor to educate our shareholders to make sure that they know they will be receiving at least 90%, if not 100% of income that is earned through our investments. And then, question we get all the time is “What is our minimum for investors?” Typical minimum for OZ structures is anywhere from $100,000 all the way up to half a million dollars. Our structure, is simply buying one share. You simply can buy just one share, which is approximately $100 dollars a share, so our minimum is around a $100 a share whatever it costs per share.

So currently, our stock is, let’s see here, our stock is trading at $100.06 right now, actually it’s seven cents, so just changed. So again, you just have to buy one share to meet the minimum. Next column, which we talked a little bit about, which is the opportunity zone benefits, which is obviously the deferral, the reduction, the 10% reduction, if you hold for at least five years as long as you invest by the end of this year, hence the elimination of all capital gains on the growth on the appreciation of our stock as long as you hold for 10 years. So those are the things that we already talked about. The next two are pretty unique and I think are very important.

One is, if there is any income, if we do a really great job and there’s income above the depreciation, only 80% of that income would be taxable under 199A, which is a pretty unique benefit under the opportunity zone, which is separate from opportunity zone regulations, but is unique because all the limitations that this 199A has in the statute is actually waived for REITs and publicly traded partnerships. So again, those limitations are waived under our structure.

The other big benefit, which I think is probably the number two benefit in my eyes, is on the depreciation. Depreciation is very common in real estate, but what normally happens in real estate is when you sell the real estate, all the benefit you took under the depreciation, you have to pay it all back after you sell the real estate. In our structure, as long as you hold our stock for at least 10 years, which most of our investors will hold for 10 years, if not longer, there’s no depreciation recapture. Which means you’re getting the benefit of depreciation every year, and you don’t have to pay it back like in a normal structure, you don’t have to pay it back as long as you hold our stock for at least 10 years. So that is a huge, huge tax benefit that people don’t talk about in the OZ structure. Not every OZ structure has this benefit, but because of the way we’re structured, you receive that tax benefit. So you get the benefit of a yearly depreciation and you don’t have to pay it back as long as you hold the stock for at least 10 years, so that’s a big benefit.

I’m moving on to being publicly traded. Again, we are the only publicly traded opportunity zone structure. Because we’re publicly traded, the benefits of that, which some of it you can imagine, but off the bat, you get better transparency and SEC reporting. So you’re getting 10-Qs, 10-Ks, 8-Ks, so you’re getting, whenever something significant is happening in the company, we’re making an acquisition or we have quarterly numbers that is reported like any other publicly traded company. So getting that transparency, I think is important to advisors and to clients. Being publicly traded on the New York Stock Exchange, makes it much easier to invest. We call it one-click investing, which is simply logging on to your brokerage account. If it’s Schwab, TD, Fidelity, wherever you trade, wherever you buy your securities, you simply have to just buy the stock, like you’d buy any other publicly traded company. Our stock symbol is “OZ,” so you would log in and just buy as many shares as you need, and you simply, and that’s all you need to do to make you a qualified opportunity zone investment, it’s just buy the stock. There’s no wiring money, there’s no paperwork you know with subscription agreements like a typical fund would have. It’s simply just going on and buying the security.

The next benefit is because we’re publicly traded, we put the control of the exit in the shareholders hands. What that means is if you invest in a private fund, a private opportunity zone fund or any fund, the manager gets to decide when they’re going to sell the real estate and when they’re going to make distributions to their shareholders. In our structure, we put that power into our shareholders hands. They’re able to sell the stock whenever they want. They can forego some or all the tax benefits of opportunity zone by selling it before 10 years or five years, or even within days or the same day. So they have full control of their exit, but because of they have full control of their exit, we don’t have an end life like a closed-end private equity fund has, which means they can hold the stock for a longer period of time than the 10 years.

So they can get out faster if they want, or they can stay in longer. So if we’re doing our job and we’re distributing tax-free distributions, and the stock is growing tax free, why would any investor want to sell in year 10? You’re going to want to hold it as long as you can. So not having an end life that allows our shareholders to receive the tax benefits of opportunity zones for as long as they want to hold it, and that could be longer than 20 years if they choose. So something that is unique is putting that power of the exit in our shareholders hands and then they choosing when they want to sell their security, if it’s early, at the 10-year anniversary or sometime later than the 10 years. We think that’s, we know, that’s a huge tax benefit for our shareholders to continue to receive the opportunity zone benefit for longer than the 10-year period.

Again, because we’re publicly traded, accredited and non-accredited investors can invest in our structure while in a typical opportunity zone structure, it’s only accredited investors, so that’s another nice feature for our shareholders, it’s open to everybody. The last column is really talking about structural changes that we’ve made in our structure to provide benefit through our shareholders. One of them is reduced management fee. Our management fee is only 75 basis points. So it’s three-quarters of 1%, which is much less than the typical 1.5%-2.5% that you’ll see elsewhere. So having a reduced management fee allows for a lower drag on the security, on the investment, which results into higher returns. So that is the number one benefit under this category. The second benefit under this that are our advantages is having a lower carried interest. And a carried interest is really a profit sharing for the managers of the investment, the sponsor. So us being the sponsor or any sponsor would typically take anywhere from 15-25% of the profit of the real estate. Our structure, we’re only taking 5%, so it’s on average about 75% less than our competitors.

We don’t charge any investor a servicing fee which is typical when a security is sold through a broker-dealer or a broker, that’s an additional management fee, we do not charge that at all. We also do not have any capital calls and that is a huge, huge benefit because most investors expect or should expect in a closed-end funds that they may have to put additional capital in if the company needs more capital. In our structure, there’ll never be a capital call, which is something that’s unique as well compared to a closed-end private equity opportunity zone structure.

The last benefit under Belpointe advantages which is probably one of the biggest and most important advantages, we hit upon this and we’re going to get into a little bit more detail, is the ability for our structure to acquire qualified opportunity zone deals. By acquiring their parent company, it allows us to buy assets that are already built by another opportunity zone structure. So let me explain that in a little bit more detail. So before we talked about opportunity zone structures, we had to either build brand new construction in opportunity zones or meet the substantial improvement test if they’re renovating a project. There’s now a third category which is, and it’s solely for us, because of being a publicly traded partnership structure, that we can acquire cash flowing already built opportunity zone deals through the acquisition of competitor opportunity zone funds. So we are buying in addition to building and renovating other projects that we have in the pipeline, for which we’ll talk about later in the webinar, we will also be able to acquire stabilized opportunity zone deals that were built by another opportunity zone funds, which will allow for quicker increased speed on dividends and distributions to our shareholders. So, I’m going to go into that in the next slide, but before I do, let me get, let me have Jasmine come back, give us the next polling question so I got to make sure I spread this out every 15 minutes or so, so Jasmine.

Jasmine: Yeah, it sounds good. I went ahead and launched poll number two, that should be live on everyone’s screen now. Go ahead and select one of the two options available. This question asks, would you like someone from Belpointe to reach out after the webinar? Again, this is poll number 2 of 4. I definitely want to thank you all for voting so quickly, go ahead and cast your votes now. This is our attendance check for CPE, we want to make sure that everybody gets their credit. And we’ll go ahead and close down poll number two in five, four, three, two, one. Back to you, Brandon.

Brandon Lacoff: Thank you very much. So I want to get into that a little bit more because that’s an important factor for reducing risk and having high returns and reducing risk, which is unique for our structure. So we talked about that. So we talked about being able to acquire stabilized assets through acquisitions of other opportunity zone funds and acquiring their real estate. So people ask me all the time, how is this even possible? Why can you do it and nobody else can? And that’s because we are a publicly traded partnership structure. Being a publicly traded REIT doesn’t work and just being a partnership doesn’t work. It has to be the combination of the two and how we have our open structure. So, how does this work and why does this work? And the reason why is because everybody wins. Number one, the sponsors of these other funds, they win because they typically have a two-year construction period when they’re building their projects, which means they’re required to hold their assets an additional eight more years to meet the minimum 10-year hold period for opportunity zones to get the full tax benefits. Well, that being said, if we can provide a liquidity event for those sponsors, that’s going to be eight plus years quicker than they normally expected, they’re going to love that, because if they can get, if their carried interest profit is, let’s say it’s $5 million or $10 million or $20 million, whatever the number is, if we can get them that cash eight years or more quicker, faster than they expected, it’s a no-brainer for them. So they’re just getting their cash, they’re getting it eight years quicker and they’re happy, so that’s a no-brainer for the sponsor. However, they have investors. Their investors are opportunity zone investors and for those investors, they still continue to keep the tax benefits of opportunity zones. They don’t lose a day in their investment schedule. So if it’s two years in, they’re not going to lose that two years. So they don’t lose any part of their schedule and they receive the benefits of our structure, they get the greater diversification, they get to realize or really recognize their gains from whatever they sold to us. They get obviously instant liquidity, they’re able to borrow against a stock to get cash out right away, they have obviously lower fees because our structure has that benefit. So they get all the benefits of our being a publicly traded stock and they get our benefits of getting some in cash and some of our stock, so it’s a no-brainer for their investors that we’re acquiring. The third win is really for our shareholders and why is that good for us? That’s good for us because we’re getting immediate cash flow, so we’re getting distributions from those assets that we acquired because they’re already fully built and fully stabilized and fully rented. Obviously, it’s reducing our risk because we’re acquiring these assets with no construction or development risk and no lease-up risk and we’re getting improved investment diversification because we’re getting more assets under our umbrella, which is going to give us cash flow and diversification all at once so, it’s a no-brainer for us to be able to acquire these assets and obviously it’s a no-brainer for the companies that we’re acquiring, the sponsors and their investors. Everybody wins, everybody benefits from this and it’s a net net positive for everybody, so there’s no negative for any of the three categories. So, to me this is one of the most important slides in here.

Real quick, and I don’t want to spend too much time because we’re about halfway through, I want to talk a little bit about our uniqueness on our investment strategy. Obviously, we’re investing and we’re looking at data analytics of other projects that are being built, of the supply coming on to the market, we typically are building within 75 miles of a metropolitan area. We’re looking at 2010 to 2020 data, seeing where the growth is, seeing where the population growth is, seeing where the job growth is. So looking at all that data and really digesting it and making sure we’re making good investments.

Again, the second investment strategy which we talked about is the stabilized acquisitions, buying other opportunity zone deals that are already built, already stabilized, so reducing that risk. We’re mostly focused on multifamily because of our AvalonBay expertise and multifamily being the lowest risk with the highest return, so that’s something that we’re very focused on. But something really, really important is our investment platforms. We have a franchise platform and a programmatic platform. I’m going to spend time on both. So the franchise is we buy the market that we really like, we’ll open up a franchise location and hire a developer to run that location, that branch for us. So that’s a franchise platform.

We also have programmatic platform, which is a much bigger thing for us, where we find a local developer who’s strong in a certain market, for example Nashville, Tennessee is a, we have a strong programmatic partner there, where we sign a joint venture with that partner and any deal that they find, especially off-market deals that they find, they’re obligated to bring it to the partnership, to us first, and if we like the deal, we’ll invest in that deal, if we do not like the deal then we can pass them that deal, but it gives us a first right of refusal to look at all the deals that that local partner comes across in the opportunity zone in their market.

Obviously, strategic locations, we’re building mostly in-fill ground-up construction type of projects, and obviously we spend a lot of time making sure underwriting is tight, anywhere from the demographics, the employment, like we talked about, having the right underwriting when it comes to income growth and making sure that we underwrite the expenses correctly. So we’re triangulating between the different projects that have already built in the market and underwriting as if the building was built today and the expenses were as of today, that’s how we underwrite our deals. We don’t trend based on what we think the future is going to look like, we underwrite it based on today’s economics. Real quick on the risk mitigation, again, really, really important. We are in-house development and construction, so unique to many funds and opportunity zones do not always have that ability to have a full construction and development team in-house. It’s something that we have and it’s been around, it’s been with us for 11 years. Having that AvalonBay developers and construction expertise is a game changer for us. Because like I said, a lot of the deals that we’re investing in and all the deals that our competitors are investing in, it’s all heavy construction, either ground-up or renovation. You need to have that expertise in-house, which is that development and construction expertise.

Obviously, we talked about before, geographic diversification, we’re invested around the country, we don’t just invest in one location. It’s not like some of our competitors are very regional or maybe in one city, we are invested throughout the country to make sure we diversify our risk.

Asset class, like I said before, 85% of our investments will be multifamily because we feel, especially when in downturn, people need somewhere to live and on bad times, which we will go through cycles, multifamily has always done the best in the long term, and again, it’s our expertise because of the AvalonBay experience.

Having the right amount of leverage also mitigates risk. We typically have somewhere around 65% leverage when we start construction and then once we stabilize that asset, that because the value going up and the debts staying the same, we typically we will be somewhere around that 50% or less loan-to-value at that point once we stabilize that asset.

Again, lower management fees which we talked about, obviously reduces risk because we are taking less cost and less fee over the next 10 years or greater compared to our competitors who charge anywhere between 1.5-2% or greater. We’re charging only 75 basis points, which is 3/4 of 1%, which again has a lower drag on the structure.

Again, one more time, I know it’s in here but I’m not going to spend too much time but acquiring stabilized assets again eliminates construction risk and lease-up risk, which obviously is a huge benefit in our structure because on the projects that we’re buying that are stabilized, we don’t have any construction risk, which is the number one risk of opportunity zone investing is the construction risk, and if we can eliminate that on the investments that we’re making, that are stabilized assets, that’s a game changer and eliminates that risk.

Obviously, asset diversification like I said before, is having the right asset diversification throughout the country greatly reduces it, reduces risk, because you’re investing in multiple locations and different assets. So before we get to some of the assets that we’ve already currently own and markets that we’re investing in, Jasmine, can you give us the third polling question?

Jasmine: Yes, I can and yes, I have. So poll number three is live on your screen now. Want to know what’s the most valuable part of today’s webinar so far, go ahead and cast your vote now. In the next 45-50 seconds or so, go ahead and cast your vote for poll number three. Definitely want to thank you all for your questions as well, we’ve seen those pop up in the questions box, and want to make sure you guys continue to ask those if they come up. Give it another 20 seconds or so. Alright, I will be closing down poll number three in five, four, three, two, one.

Brandon Lacoff: Thank you. So opportunity zones are great, you get the deferral, you get the reduction, and then you get the elimination of capital gains, plus your dividends will be tax-free, or at least most of them will be tax-free as we grow the assets, and we grow the income. You might have some exposure to some tax but again, you get 199A that offsets 20% of that exposure. So opportunity zones are great, but you still have to make good investments. And so, I want to go over some of the investments that we’ve made already to date, because I think it’s important to really talk about the business. We can talk about being publicly traded, we can talk about the tax benefits but in the end it comes down to making good investments. So let’s talk about some, the first investment, which is 1991 Main in Sarasota, Florida. I think I heard Jasmine say one of our investors or one of the people, I shouldn’t say investors, one of the people on this webinar is actually from Sarasota, Florida and probably knows this site very, very well.

This is right on Main Street in downtown Sarasota, which is where all the night life is, the restaurants, the entertainment, really the focal point of downtown Sarasota is on this Main Street. We actually have two projects, I guess technically we have four projects, but two main ones we’re going to talk about. Actually, three we’ll talk about today. So 1991 Main is 400 plus units, actually 418 units. We actually have some hotel units as well, so it actually greater than 418. It’s with over 55,000 square foot of retail, which we’ll have restaurants and grocer. So we’re extremely excited about this project’s phenomenal location. I think we’re about eight or nine blocks away from Ritz Carlton, which is on the waterfront in Sarasota, and it’s just a great, great location. It’s two towers, great amenities in the building and all Class A. Our penthouses will have private roof decks, so it’s a home-run project. We’re very excited about it, and if anybody has more questions, we’re happy to answer these questions after the webinar.

About two blocks away across the street, we have another project, which is 1700 Main Street, very similar project, Class A apartment, a little bit more boutique, 160 units. This project has, you can kind of see, has a little retail building, it’s actually a bank building with two levels of office above. So we’re excited about this overall development.

And then, right behind this project is a building, an office building, which we typically don’t buy, but this is a perfect example of buying something that’s outside multi-family that benefits the multi-family. So, we bought this building, because we needed the development rights for our property across the street, and so what we did was we bought 1700 and this building at the same time from two different sellers. This is actually bought from Frontier, which was Frontier Communications, which is a company that was in bankruptcy, came out of bankruptcy. We did a sale-leaseback with them during bankruptcy, and we were able to take the development rights, which were somewhere around $2.5 to $3 million, leaving the building purchase price around $4 million for this building. The land alone is worth the $4 million, so we pretty much got this building at a zero cost when it comes to the structure itself. We’ll put a couple of million dollars of renovations to this building, lease up the remaining 40,000 square feet that’s vacant. Obviously, we have Frontier leasing the other 40,000 square feet. Frontier is actually paying 100% of the expenses of this building, and when we lease out the remaining space, we’ll actually receive 150% of the expenses and have a 100%, or whatever we can lease up the building, it’s 90% or 100% of the building, we’ll have leased up and have a fully leased up office building and create all this value even though we paid very little for the building and still get the multi-family that I showed that you see on your screen now. So these two buildings, even though they’re two separate operations, the office building is benefiting the development rights on this building. So I think a nice benefit for both projects to lower the cost for the office building, have 100% of the operating costs covered by the cable company, and then be able to lease out the rest of the space and create more value.

St. Pete, Florida, again another phenomenal market. This is an EDGE district, this is right on the edge of the opportunity zone, plus a beautiful building, 260 plus units, with some restaurants and some retail on the first floor, and again, this is right half a block away from the EDGE, from the Central Avenue, which is the main retail strip with restaurants and other entertainment as well. So there’s phenomenal location, walkability score is extremely high on both the Sarasota projects and this project, so we’re excited about these multifamily projects.

Nashville, Tennessee, same story, it’s right on the edge of the Gulch and Music Row in downtown, uptown Nashville. Again, we have a great operating partner here, you know phenomenal location in where you want to be in downtown Nashville, so we’re excited about this project. This is going to be over 265 apartments and a great location with some retail on the first floor as well. Also, we call it Nashville Number Two, right next, this is on the east side of Nashville on the river front overlooking Nashville, Tennessee, again, same local partner, same programmatic partner and plan on building over 400 apartments here as well with a little bit of retail on the first floor, so we’re excited about this location as well. A couple of miles away from the new Oracle campus who are spending hundreds of millions of dollars on their new headquarters in Nashville.

Real quick, if we are running out of time, this is our Mansfield Project, which is University of Connecticut, again, super excited about it. University of Connecticut has about 82% of their students live on campus, where in a typical university 60% live on campus, and that’s because there’s not enough quality residence for off-campus housing. And again, this is just north of the campus, phenomenal location, huge pent-up demand in this market. Very, very difficult to get projects approved at University of Connecticut. University of Connecticut has the second lowest off-campus student housing ratio to any public university, so again, very, very excited about this project. We think this project is a home run because of the pent-up demand and students are driving 25 minutes or longer to get a quality off-campus housing, so the rents are super, super high here because of that demand.

Last thing before we get to questions and answers, this is a project that we built in our old fund. This was built, we started building in 2015, we completed in 2017. So, because it was built before 2018, we did not get the tax benefits of opportunity zone, but this is in an opportunity zone, it’s something that we built, that we would have built anyway that way, because we did build it anyway without the opportunity zone tax benefits. A home run deal, we built it for $39 million, we sold it for over $50 million and it’s on the waterfront in Stanford, it’s called Baypointe. If you guys want to Google it, check it out. Phenomenal location, phenomenal deal. We did very, very well on that project. Again, that’s an opportunity zone deal. We did not receive tax benefit because of when we built it, but it was a, it would have been an opportunity zone deal if we built it today. Jasmine, could you just go to the last question then I’ll leave 10 minutes for questions.

Jasmine: Sounds good, I’ll go ahead and launch poll number 4 of 4, should be live on your screen now. This is our fourth and final poll of the day, go ahead and cast your vote now in the next 45-50 seconds, I want to make sure everyone gets a chance to get their CPE credit for today. I will give this another 15 seconds or so, go ahead and cast your vote now with a final chance to get your CPE credit. Thanks so much everyone, I’ll go ahead and close on this final poll in five, four, three, two, one. Alright, back to you.

Brandon Lacoff: Alright. Cody. Thank you, Jasmine. So Cody, we got nine minutes, so let’s try to get through as many questions as we can. Did I lose you, Cody? I can’t hear Cody, hold on one second. I think I’ll...

Cody Laidlaw: Can you hear me now?

Brandon Lacoff: We can hear you now, yes.

Cody Laidlaw: Perfect, my apologies. Alright, so a lot of these questions are recaps but I think they’re great to go over. Can you explain again what’s the benefit of investing on or prior to year end, so December 31st of this year?

Brandon Lacoff: Yeah, so if, real quick, if you do not invest before the end of this year, you lose the ability to get the 10% step up basis, which means you’re reducing your old capital gain by 10%. You have to invest in 2021 by December 31st 2021 to have the ability to get that reduction in your capital gain.

Cody Laidlaw: Perfect. And then further on that question, this just popped up, is it possible to still invest prior to year-end, into our structure?

Brandon Lacoff: Yeah, the answer is yes. You have until December 31st to simply buy our stock. You can do it through subscription, but 99.9% of our shareholders buy through just purchasing the stock, which is just OZ. So you log on to your brokers account, buy the stock before the end of the year and you made a valid opportunity zone investment and you will still get that 10% reduction.

Cody Laidlaw: Perfect, so again, the stock symbol is OZ and obviously that stands for opportunity zone. Does purchasing your stock from somebody that is reselling it versus buying directly from you qualify for the opportunity zone program?

Brandon Lacoff: It does, it’s clear in the statute and we have an opinion letter from our council, it doesn’t matter if you buy it from us directly, if you buy it from the exchange, and if you buy it from the exchange you’re buying from another shareholder, it does not matter.

Cody Laidlaw: Perfect. Go over again our unique investment strategy regarding acquiring already stabilized assets versus doing ground-up development.

Brandon Lacoff: Oh, we’re going to do both. We estimate about 20% of our projects will be ground-up development multifamily, but at the same time 80% will be acquiring stabilized opportunity zone deals. And again, it’s unique to us because of our structure, and so really simple, we’re buying already completed cash-flowing opportunity zone deals that have no construction risk, that have no lease-up risk, they’re already built, they’re stabilized. Yes, it’s unique, it might be confusing to investors and we’re happy to get into more detail if people want to reach out to Cody or myself, we’re happy to get into that detail. But yes, we can acquire stabilized opportunity zone deals using our structure.

Cody Laidlaw: Great. Why would a private fund manager want to be acquired by us?

Brandon Lacoff: A private fund manager would want to be acquired by us very simply because they’re able to exit and get their profit as a sponsor of their funds, they’re able to get their profit eight to 10 years faster than they normally would. So right now, they only have one choice, they have to build the project and hold it for 10 years. With us coming around, they have, they now, they now have the ability, which they didn’t have prior, to now be able to sell that asset to us and still keep the tax benefits for their shareholders, and then those shareholders will also receive the same benefits of our shareholders which is all the benefits of opportunity zone, because we’re going to be making these acquisitions mostly using our shares at whatever fair market value of those assets, so it’s really a no-brainer for the sponsor because it’s either they build the project and hold it for many years or they build it and sell it to us and still keep the tax benefits for their shareholders.

Cody Laidlaw: Perfect. Simple question, how does an investor actually, excuse me, report the deferral to the IRS?

Brandon Lacoff: Yeah, real simple, it’s the capital gains form which is the 8949, so you’re making you’re disclosing your capital gain and then you’re disclosing that you’re making an opportunity zone election. And then there’s the 8997 which is what describes what you invested in and when you invested, so it’s just the 8949 which you need to do anyway with capital gains and the additional form is the 8997 which describes the, when and what investment you made to make a qualified opportunity zone investment.

Cody Laidlaw: Perfect. Next question, at the 10-year mark, how do investors in your publicly traded structure get their money out?

Brandon Lacoff: Simply logging on to your brokers account and selling the stock. Now, I don’t think people, I think most investors are not going to sell in year 10. If I’m doing a good job and I’m, I don’t even have to do a great job, even just an average job, by giving tax-free distributions to our shareholders on a quarterly basis plus the stock growing tax-free, our shareholders are not going to want to sell in year 10. If they choose to sell, they simply go, log on to their brokerage account and just sell the security just like any other publicly traded company.

Cody Laidlaw: Perfect. Important question, this was asked about three times, so the process for investing into your structure is that we have to form a qualified opportunity fund and then invest into your fund?

Brandon Lacoff: Oh, that’s incorrect. A qualified opportunity zone fund can’t invest into another qualified opportunity zone fund, so that would be a violation. You simply have to just buy our stock; we are a qualified opportunity zone fund and you’re investing in our qualified opportunity zone fund by purchasing the stock.

Cody Laidlaw: Perfect, nice and simple. Let’s see, trying to see good questions popping up. Here’s one, how are the actual opportunity zones selected? Are these really markets for Class A apartments?

Brandon Lacoff: So yeah, they were selected by each governor of each state at the time, so that was in 2018, and some of them, there’s, many of them are not great locations but there’s definitely a handful, more than handful, there’s over 8,700 census tract is probably 10% of them, maybe over 800 census tracts that are really good or quality opportunity zones, and really, they were based on 2010 census tracts. So for example Sarasota 20 years ago is not what it is today, so they’ve been going through a revitalization over the last 20 years. If you look at the last 10 years, you’ll see when they designated it, it was different than what it is today, so these are large census tracts and not, the census tract could have a good area and it can have a bad area and so that’s part of it, and also the data was based on 2010, and areas like Stamford, Connecticut have gone from major renovations or major revitalization over the last 20 years. So that’s why certain tracts that are definitely better than others.

Cody Laidlaw: Perfect. So a little over two minutes left, what is the minimum investment?

Brandon Lacoff: Simply buying one share which is about $100 a share.

Cody Laidlaw: And last question I believe we have time for, is there a lock-up period in your structures and what are the penalties, if so?

Brandon Lacoff: There’s no lock-up structure in our structure at all. You can buy the stock today and sell it tomorrow, there’s no lock-up at all. However, if you sell before the five-year tax benefit or the 10-year hold period, you lose some of your opportunity zone benefits, so the only penalty you would have would be you’d be in the same situation if you bought any other stock. You would just lose some or all of the opportunity zone tax benefits, so that’s why most shareholders will hold for at least 10 years or greater. We expect most of our shareholders to hold at least 15-20 years.

Cody Laidlaw: Got it. So, we’ll end on this note, last question. This genuinely seems too easy, is there something that I’m missing?

Brandon Lacoff: There’s nothing you’re missing. It’s coming up with the right structure and using publicly traded structure for illiquid assets is changing, it’s really a game changer, and this is something that we’re doing for opportunity zones and plan on doing it for other non-opportunity zone investing. So, even though this is the first, I don’t think this is going to be the last.

Jasmine: Alright.

Cody Laidlaw: Perfect. So that’s it for the questions. Jasmine, go ahead.

Jasmine: Yeah, yeah. I definitely want to thank you so much Brandon and Cody for these valuable insights, and thanks to all of our attendees for all their great questions as mentioned. If we didn’t get to yours, no worries. All questions are shared with our presenters in a full report. Now with that, we’ve come to the conclusion of today’s webinar. We here at CPA Academy will go ahead and process your credit later today. A copy of this webinar, handouts and CPE credit will be available in your CPA Academy accounts within 24 hours. Please also keep an eye on your email inbox, you’ll find in the evaluation link for this webinar and we’d love to hear your thoughts about today’s presentation. Thanks again gentlemen for this great content and to our members for your participation. Please check the schedule on our website for additional information and we hope to see you all very soon on a future webinar. Have a great day everyone.

NYSE American: OZ

PUBLICLY TRADED OPPORTUNITY ZONE FUND

December 2021

Today's Presenters

NYSE American: OZ

Brandon E. Lacoff
Chief Executive Officer
Chairman of the Board of Directors

NYSE American: OZ

Cody Laidlaw
Chief Investor Relations Officer

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable words or statements that do not relate strictly to historical or factual matters. However, the absence of these words or comparable words does not mean that a statement is not forward-looking. By their nature, forward-looking statements speak only as of the date they are made, are not statements of historical fact or guarantees of future performance and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will result or be achieved, and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this presentation, including, among others, the risks set forth under the heading “Risk Factors” in our prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the SEC.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. There may be other factors that cause our actual results to differ materially from any forward-looking statements. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. All forward-looking statements in this presentation apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this presentation and in other filings we make with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

©2021 Belpointe PREP, LLC. All rights reserved.

Important Information and Disclosures

This presentation highlights basic information about Belpointe PREP, LLC ("Belpointe OZ") and its offering, because this is a summary it does not contain all of the information that you should consider before investing in Belpointe OZ's Class A units.

Belpointe OZ) has filed a registration statement (including a prospectus) with the SEC for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information visit ww.sec.gov or www.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This presentation may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this presentation is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

Belpointe — *Overview*

Belpointe PREP, LLC **(NYSE: OZ)** is the first and only publicly traded "Opportunity Zone" fund, which is now disrupting the real estate investment industry with its unique combination of development expertise and its unparalleled investment platform. OZ is conducting an ongoing initial public offering of $750,000,000 in Class A units and is currently listed on the NYSE.

OZ is backed by Belpointe, which is a leading investment firm headquartered in Greenwich, Connecticut that has a unique combination of resources, including real estate development and construction expertise. Belpointe's financial management division currently manages over $3 billion in public securities.

Belpointe is a fully integrated real estate company consisting of former AvalonBay® professionals who have extensive expertise as developers and construction managers, with over $1 billion dollars in multifamily real estate investments.

Since 2012, Belpointe's development team has sponsored three real estate investment vehicles that have raised an aggregate of approximately $236 million of equity capital and have made 14 investments with an aggregate cost of over $400 million.

OZ 6

Opportunity Zone Investing — *Overview*

What are Opportunity Zones?

Opportunity Zones were created through the ***Tax Cuts and Jobs Act of 2017***. Opportunity Zones are **low-income census tracts** nominated by U.S. State Governors and certified by the U.S. Department of the Treasury, to encourage investors to reinvest their capital gains into these areas, in exchange for certain Federal (and possibly State) capital gains tax advantages. The **United States has over 8,700 designated Opportunity Zone census tracts** throughout the country, in every state and every U.S. territory.

Specially designated investment vehicles, known as ***Qualified Opportunity Funds***, must hold at least 90 percent of their assets in Opportunity Zone census tracts to realize the stipulated capital gains tax benefits.

U.S. taxpayers hold trillions of dollars in unrealized capital gains, which can serve as an untapped resource for economic development in Opportunity Zones. Qualified Opportunity Funds provide investors the chance to put that money to work in rebuilding the nation's left-behind communities. The OZ structure enables a broad array of investors to pool their resources into Opportunity Zones, increasing the scale of investments going to underserved communities.

How to take advantage of Opportunity Zones?

To take advantage of the tax benefits of investing in Opportunity Zones, investors must reinvest their capital gains from a prior investment into a ***Qualified Opportunity Fund***, within 180 days of the recognized sale of that prior investment.

Capital gains in a wide array of asset classes, including but not limited to: stocks, bonds, commodities, cryptocurrencies, artwork, automobiles, jewelry and real estate, are all eligible to received tax benefits through reinvestment of capital gains into Opportunity Zones.

Only capital gains are eligible to receive the Opportunity Zone benefits, but the eligible capital gains can be either short-term or long-term gains.

The principal/basis from a prior investment itself can also be invested into the OZ, but the non-capital gains investment would not receive the tax benefits associated with Opportunity Zones.

OZ 8

Opportunity Zone Investing — *Opportunity Zone Map*

Vancouver
North Dakota
Minnesota
Montana
Minneapolis
South Dakota
Idaho
Wyoming
Nebraska
Salt Lake City
UNITED STATES
Kansas
Kansas City
Oklahoma City
Las Vegas
Fresno
Los Angeles
San Diego
Tijuana
Tucson
El Paso
Hermosillo
Chihuahua
San Antonio
Milwaukee
Chicago
Detroit
Toronto
Cleveland
Pittsburgh
Columbus
Indianapolis
Memphis
Atlanta
Jacksonville
Miami
Philadelphia
New York
Boston
Providence
Richmond
Norfolk
Ottawa
Montreal
Quebec
Halifax

OZ 9

Opportunity Zone Investing — *Tax Advantages*

Under *Section 1400Z* of the *Tax Cuts and Jobs Act of 2017,* investors who elect to reinvest their capital gains into Opportunity Zones will receive multiple capital gains tax benefits.

Capital Gains Tax Benefits:

1. **Deferral of Capital Gains Taxes:** Capital gains (short-term or long-term) from the sale of any asset that are reinvested into units of OZ within 180 days following the disposition of that asset, shall be excluded from the unitholder's gross income until the earlier of: December 31, 2026, or the date the unitholder sells his/her OZ units.

2. **Reduction of Capital Gains Taxes:** OZ unitholders who make a proper election will receive a 10% step-up in the basis of the capital gains that are reinvested into units of OZ, if those units are held for at least 5 years on or prior to December 31, 2026, thereby excluding 10% of the original capital gains from taxation.

3. **Elimination of Capital Gains:** OZ unitholders are exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if those units are held for at least 10 years.

4. **Possible State Income Tax Benefits under Opportunity Zone Program:** Depending on which State the unitholder is domiciled and if that State conforms with Federal Opportunity Zone regulations, that investor may be entitled to receive the same Federal Opportunity Zone capital gains tax benefits (deferral, reduction, and elimination of capital gains taxes) on a State income tax level. [See map on the next page: *State Income Tax Advantages*]

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Opportunity Zone Investing - *State Income Tax Advantages*

State conformity with Federal guidelines on Opportunity Zones at the Individual level:

The following States, shown in blue, have chosen to follow Federal guidelines on deferral of tax through investments in Opportunity Zones.

A State's conformity with the Federal Opportunity Zone provisions is an important factor for unitholders to consider. Unitholders in States that coupled with the Federal Opportunity Zone provisions may receive State tax incentives similar to those available at the Federal level.

Conversely, investors residing in not coupled States, shown in red, may not be able to defer and reduce State taxation on the initial gains invested in Opportunity Zones. However, unitholders in these not coupled States may also be required to recognize gain for State tax purposes on their eventual sale of their OZ investment.

Coupled

Not Coupled

States without broad-based personal income tax

Source: Institute on Taxation and Economic Policy.

OZ

11

Structural Advantages

PREP
Advantages

Tax Advantages

NYSE Listed
Advantages

NYSE Listed
Advantages
PREP
Advantages
Tax Advantages

- Actively managed real estate by experienced real estate professionals.
- Greater diversification by geographic locations and asset types.
- Pass-through depreciation to investors.
- Ability to make quarterly distributions.*
- Annual distributions of at least 90% of operational income earned. *
- Low investment minimum for investors.

- Deferral of previous capital gains that are reinvested into OZ until December 31, 2026.
- 10% reduction of previous capital gains taxes if OZ's units are held for at least 5 years on or prior to December 31, 2026.
- Elimination of all capital gains taxes on the appreciation of OZ units, if OZ units held for at least 10 years.
- Up to 20% tax deduction on dividend income if income exceeds depreciation amount.
- No depreciation recapture tax, if OZ units held for at least 10 years.

- Provides unitholders with better transparency and SEC reporting.
- Publicly traded on the NYSE provides easy access investing through any brokerage account without any subscription paperwork.
- Publicly traded on the NYSE provides liquidity for its unitholders, so they can control their investment exit amounts and timing. (providing opportunity tax benefits for 20+ years.)
- Both non-accredited and accredited investor access.

+ Belpointe OZ Advantages

- Reduced annual Management Fee, only 0.75% (vs 2% traditionally).
- Minimal Carried Interest, only 5% (vs 20% traditionally).
- No Investor Servicing Fees.
- No Capital Calls.
- Acquisition of other Qualified Opportunity Funds and their stabilized assets reducing the construction risks and increasing operating cash flows.

OZ 13

* We do not expect to pay any distributions until the proceeds of our initial public offering are invested and generating positive cash flow.

Investing without Construction Risk

OZ being uniquely structured as a publicly traded partnership Qualified Opportunity Fund allows OZ to acquire other Qualified Opportunity Funds after their investments have been completed and stabilized.

Stabilized Asset Acquisitions: Being the only Opportunity Zone structure to be publicly traded provides OZ the unique ability to acquire other Qualified Opportunity Funds and their opportunity zone assets without causing an inclusion event, thus preserving the Opportunity Zone tax benefits for its investors and ultimately providing OZ's unitholders with newly built qualified opportunity zone assets that are stabilized and generating positive cash flow without any construction risk.

How is this even possible? Because Everyone WINS!!!

Win #1: Sponsors of the acquired Opportunity Zone Funds.

Typically a development project takes approximately 2 years to complete, thus requiring Qualified Opportunity Funds and their sponsors to hold their assets for an additional 8 years, to meet the minimum 10 year holding period required to receive the full Opportunity Zone tax benefits. OZ's unique ability to acquire other Qualified Opportunity Funds without an inclusion event for the acquired Qualified Opportunity Funds' investors, provides sponsors with the ability to exit their investment vehicles up to 8+ years earlier than previously planned, thus providing sponsors surety that they will receive their carried interest profits and that they will receive them up to 8+ years faster than expected.

Win #2: Investors of the acquired Opportunity Zone Funds.

Investors benefit from OZ acquiring their Qualified Opportunity Funds because they will be able to recognize gains from their investments without losing any of their Opportunity Zone tax benefits plus simultaneously taking advantage of the additional benefits that OZ provides for its unitholders, such as: greater diversification, liquidity, lower fees, unitholders' investment exit control, and up to 20% tax deduction benefit on income that exceeds depreciation (IRC 199A).

Win #3: OZ Unitholders.

The OZ unitholders shall benefit from acquiring other Qualified Opportunity Funds as it will increase OZ's cash flow from operations, while decreasing risk by improving investment diversification and eliminating construction/development risks.

OZ 14

Investment Strategy

OZ's investment strategy is centered on ground-up multifamily developments and the acquisition of other Qualified Opportunity Funds with stabilized multifamily assets throughout the United States, using the following fundamental investment considerations.

Geographic Locations: Metropolitan markets and sub-markets within 75 miles of metropolitan areas that have shown significate employment and population growth. Specifically, OZ has studied the 2011 to 2015 census data on which Opportunity Zone tracts are designated and has updated this census data to reflect current economic conditions, trends and opportunities.

Stabilized Asset Acquisitions: Being the only publicly traded Opportunity Zone structure provides OZ the unique ability to acquire other Qualified Opportunity Funds and their stabilized assets, without causing their investors to lose any Opportunity Zone tax benefits.

Asset Classes: Multifamily is the beneficiary of the shift in attitude by society toward renting versus home ownership, which will be a major allocation of OZ's investment strategy.

Investment Platforms: OZ's innovative investment platforms provides OZ with better access to off-market opportunities and enhanced development oversight:

I. Franchise Platform: Developers that are OZ affiliated development companies in specific regions throughout the Unites States that bring local expertise and knowledge.

II. Programmatic Platform: Exclusive joint ventures with highly established and experienced regional development partners.

Strategic Locations: Infill developments typically have more barriers to entry for new supply and are close to employment and transportation, which leads to top-line growth.

Stringent Underwriting: Belpointe's tightly managed and controlled process to examine all elements of investments with respect to investing real estate assets, such as: asset location, asset classifications, demographics, employment data, risk factors, income producing capabilities, potential asset appreciation, tax considerations, liquidity and overall market fundamentals.

Only those assets that meet OZ's stringent investment criteria will be accepted into the OZ.

OZ 15

Risk Mitigation

OZ's unique combination of risk mitigating strategies will provide its unitholders with the opportunity for long-term distributions and capital appreciation while lowering risk.

Development & Construction Oversight: We believe Belpointe's unique real estate team of former AvalonBay® developers and construction professionals brings unmatched real estate development experience that other real estate funds do not have internally, which is crucial when managing risk in construction and significant renovation projects.

Geographic Diversification: Investments will be diversified throughout the United States, which reduces risk of specific regional or metropolitan market volatility.

Asset Class (Multifamily): OZ will allocate approximately 85% of its capital to developing multi-family or mixed-use developments because they are less sensitive to economic fluctuations than other real estate categories.

Reduced Leverage: OZ's targeted asset portfolio leverage upon stabilization is below 60% loan-to-value, which greatly reduces the risk during economic downturns.

Lower Fees: Low annual Management Fees of only 0.75%, and no investor servicing fees, which greatly decreases risk for OZ's unitholders due to the decreased costs associated with their investment.

Stabilized Asset Acquisitions (Eliminating Construction Risk): Being the only publicly traded Opportunity Zone structure allows OZ to acquire other Qualified Opportunity Funds and their newly built cash flowing assets, without causing their investors to lose any of their Opportunity Zone tax benefits. OZ's unitholders will also receive the Opportunity Zone tax benefits but without the risks associated with construction.

Asset Diversification: OZ will provide greater risk mitigation for its unitholders by accumulating a larger and more diverse real estate portfolio than most of its competitor Opportunity Zone fund vehicles, which are typically structured as private partnerships or limited liability companies. Such competitors due to their vehicle structures are limited in the quantity of investments they can make under the Opportunity Zone regulations, thus resulting in a lack of diversification which increases risk for its investors. Additionally, acquiring stabilized assets eliminates what we believe is one of the biggest risks in Opportunity Zone investing, the construction risk.

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Market: Sarasota

1991 Main Street, Sarasota, Florida

1991 Main, located at the intersection of Main Street and Links Avenue in downtown Sarasota, Florida, will be redeveloped into an approximately 418+ apartment home community. 1991 Main will feature two high-rise buildings with approximately 55,000 sq.ft. of retail space on the first level.

We anticipate 1991 Main will consist of one-, two- and three-bedroom apartments and a limited number of four-bedroom townhome-style penthouse apartments. Building 1, located along Main Street, will feature approximately 240 apartments. Building 2, fronting Linx Avenue, will feature approximately 178 apartments. The buildings will vary between 7 to 10 stories. All top floor units will be two-level townhome-style penthouse apartments with bedrooms and living space upstairs. We anticipate amenities at each building will include a clubroom, fitness room, center courtyard with heated, saltwater pool, grills and seating and roof top amenities including a community room and a private dining area for private events as well as outdoor grills and seating. Adjacent to the roof top amenities at each building, will be three guest units available to guests or families of residents for a fee. Each building will have its own leasing office located at the entry lobby. Approximately 700+ parking spaces will serve the 2 buildings including 590+/- from an existing parking garage and 125 new spaces at the ground level. Retail space is anticipated to include a 23,000 sq. ft grocer, 10,000 sq. ft food hall and several smaller spaces for cafes and restaurants.

Market: Sarasota

1700 Main Street, Sarasota, Florida

1710 Main St, Sarasota, FL 34236
Main St
Bamboo Ln
Ringling Blvd
S Osprey Ave
N Osprey Ave
S Orange Ave
State St
1st St
Golf St

1700 Main, located on Main Street between Pine Street and Indian Street in downtown Sarasota, Florida, will be redeveloped into an approximately 160+ apartment home community. 1700 Main will feature one, ten-story building with approximately 7,000 sq.ft. of retail space on the first level.

1700 Main will offer one-, two- and three-bedroom apartments. Of the approximately 160+ apartments, the front four top floor units facing Main Street will step back from the building facade and feature 18 ft ceilings with additional living space upstairs, in townhome-style penthouse units. We anticipate the building will have a fourth-floor amenity space with a clubroom, fitness center and a south facing courtyard with swimming pool and rooftop terrace. The new building will wrap around an existing office building located at 1718 Main Street, which we also own.

1700 Main is located on 1.3 acres along Main Street in downtown Sarasota. Less than one mile from Route 41 and five miles from Interstate 75. 1700 Main backs up to Bamboo Lane, an East-West road linking Pine Place and Indian Place. 1700 Main is approximately 3/4 of a mile inland from the coast. Shopping, dining, and arts are within steps of 1700 Main.

OZ

Market: Sarasota

1701 Ringling Boulevard, Sarasota, Florida

Catholic Church
BOLD Lofts Sarasota
Coldwell Banker Commercial Services
Bank of America (with Drive-thru ATM)
SoFresh
Whole Foods Market
FushiPoke
Sabal Trust Company
BB&T
Main Street Shoe Repair
Wells Fargo Bank
Regal Hollywood - Sarasota
Farmers Market
First Sarasota
IL Panificio Pizzeria
The Gator Club
Main St
Chevron
Flavio's on Main
Rafferty's Bar and
Next-Mark
United States Postal Service
1701 Ringling Blvd, Sarasota, FL 34236
Cadence Bank - Sarasota Branch
Brick's Smoked Meats
PNC Bank
Frontier Communications Retail Store
Northern Trust
Ringling Blvd
Jimmy John's
Sarasota County Administration Building
Florida Cancer Specialists & Research
Aloft Sarasota
Coastal Coin Company
Indigenous
Sarasota Housing Authority
d. cole hair design
The Bullet Hole
J Wood Realty
Truly Forever Bridal Sarasota
Downtown Sarasota Historic District
Dragon Headz Smoke & Vape Shop
Savoy On Palm
S Osprey

1701 Ringling is an existing, six-story, approximately 80,000 sq.ft. office building, formerly owned by Frontier Communications Corporation. 1701 Ringling is located between Main Street and Ringling Boulevard, two primary roads, in downtown in Sarasota, Florida. We acquired 1701 Ringling for the purpose of adding its development rights to 1700 Main Street as well as for improving the overall neighborhood.

We anticipate renovations on 1701 Ringling will include the creation of a tall, glass front lobby area, the conversion of the freight elevator into a stylish, oversized passenger elevator, and the reinstallation of windows in the facade. Frontier Communications has leased back 1/3 of the first floor, half of the second floor and the entire third and fourth floors along with utility closets and roof top space. We anticipate that the unleased spaces will be leased as renovations progress. 1701 Ringling currently has 15 onsite parking spaces and 75 offsite parking spaces, located one block from the office building. We anticipate the offsite parking will be renovated into approximately 100 parking spaces.

Market: St. Petersburg

1000 First Avenue North, St. Petersburg, Florida

Extra Space Storage
Greenview Manor
Burlington Tower
Radius Church
St. Petersburg Health dept
11 Chicks Yummy Creations
St. Petersburg Police Department
The Bends
Gadget Fix St Pete
Green Bench Brewing Company
1st Ave N
Poppo's Taqueria
Sunoco
Brooklyn South
Hawkers Asian Street Food
Karma
Buya Ramen
Ferg's Sports Bar & Grill
The Cake Drip St. Pete
930 Central Flats
Hearing Office
1st Ave S
Pinellas Trail
U-Haul Moving & Storage at Tropicana
SP+ Parking
Lot 5
Lot 6
Lot 8
UPC Insurance

The Towers at 1000 First Avenue North are located at 902-1020 First Avenue North in downtown St Petersburg, Florida. We acquired six contiguous parcels, comprising 1.6-acres of land, which we anticipate developing into an approximately 260 apartment home community. We anticipate the Towers will consist of two towers connected on the first four levels by an approximately 408 space, 21,000 sq.ft. parking garage. The Towers will offer approximately 17,000 sq.ft. of retail and restaurant space along First Avenue North and Baum Street. The Towers received local approvals in May 2021 and we currently anticipate that construction will commence in 2022.

The Towers will offer a mix of studio, one-, two- and three-bedroom apartments on floors five through fifteen. We anticipate amenities, including a community room, fitness room and center courtyard with a pool, outdoor kitchen and seating, will be located on the 5th floor between the two towers We anticipate a roof top terrace, on the 15th floor, will include an interior clubroom and outdoor living space. A pocket park is planned at the corner of Baum Street and Martin Luther King, Jr. Street and will pay homage to the former Shirley Ann Hotel which once operated where The Towers will be constructed. This homage will represent the scale and original design of the hotel in both facade recreation and shade structure. St. Petersburg residents will be able to pass through the facade into the park or grab a seat in the shade on the low walls at its base.

Market: Nashville

900 Eighth Avenue, Nashville, Tennessee

900 Eighth is an eight-story apartment building, that will feature approximately 265 apartments and approximately 10,700 sq.ft. of retail space in central Nashville, Tennessee. The new apartments will be steps away from The Gulch and Downtown neighborhoods and Music Row. Shopping, dining, and entertainment are conveniently nearby.

900 Eighth is located at the interchange of I-65 and I-40, with easy access to areas outside of Nashville. We anticipate that 900 Eighth will include studio, one-, two- and three-bedroom apartments. We anticipate that the top floor of all apartments will be mezzanine penthouses featuring living space and a large outdoor private terrace. An approximately 355 space parking garage will be constructed on the first two levels, with six stories of apartments above.

We anticipate 900 Eight’s amenities to include a third-floor fitness center with yoga studio and third floor courtyard with pool, outdoor kitchen and living area. We anticipate roof top amenities to include a game room, clubroom that flows to an outdoor living area, sound studio and outdoor stage for performances with soft seating.

Market: Nashville

Nashville No. 2, Nashville, Tennessee

(Rendering and Map Omitted)

We anticipate that Nashville No. 2 will feature an approximately 410+ apartment home community in two, six-story buildings. Nashville No. 2 is located in an emerging area of Nashville and features riverfront living and easy access to amenities, offices and downtown Nashville. Nashville No. 2 is located less than 3 miles from the new Oracle campus and the proposed Major League Baseball Stadium. We anticipate developing Nashville No. 2 into a combination of one-, two- and three-bedroom apartment homes which will be featured along with penthouse mezzanines with private terraces at all top floor apartments. Parking will be offered in a two-level podium garage under the apartments along with limited surface parking.

We anticipate that Nashville No. 2 will feature an outdoor, heated, saltwater swimming pool and additional amenities such as a fitness center, game room and co-working spaces.

Market: Mansfield

Storrs Road Mansfield, Connecticut

MERROW
Industrial Tract
Hillside Environmental Education Park
UConn Forest
Horsebarn Hill
UConn Dairy Bar
STORRS
UConn Storrs Library
Storrs Tract
North Eagleville Tract
Spring Manor Tract
University of Connecticut - Depot Campus
Storrs Commons
Google

Storrs Road is an approximately 9-acre site located 2.7 miles from the University of Connecticut. We anticipate that Storrs Road will be a future multifamily development.

OZ Belpointe - Track Record Investment

Belpointe's historical track record includes the development of "Baypointe", which is a Class A direct waterfront apartment community in downtown Stamford, Connecticut, which is located in an Opportunity Zone.

Description of the Baypointe Development:

Baypointe is a Stamford boutique luxury waterfront apartment community, which was built in 2017 by Belpointe's development and construction teams. The apartments at Baypointe offer its residents Long Island Sound water views, stainless steel appliances, quartz countertops, covered parking, floor-to-ceiling windows, and large loft-style floor plans. The resort-style amenities at Baypointe provides its residents with an expansive community lounge with a luxury demonstration kitchen, billiards room, fitness center and a waterfront swimming pool. Though located in an Opportunity Zone, Baypointe is still perfectly situated on the harbor with it a boardwalk that connects it to several great restaurants, marinas, a pier and a large public park with boating and tennis. Baypointe is also conveniently located to I-95 and the Stamford train station, which allows commuters access to NYC within 45 minutes.

Baypointe was built for an approximate total cost of $39.1M and sold in June 2019 for $50M.

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Investor Relations contact:
Cody Laidlaw

claidlaw@belpointe.com

Headquarters:
255 Glenville Road
Greenwich, CT 06831
(203) 883-1944

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